UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                      AMENDMENT NO. 1 TO FORM 10-SB

               GENERAL FORM FOR REGISTRATION OF SECURITIES OF
               SMALL BUSINESS ISSUERS Under Section 12(b) or
                (g) of the Securities Exchange Act of 1934


                           FOXY JEWELRY, INC.
            ----------------------------------------------
            (Name of Small Business Issuer in its charter)

          NEVADA                               88-0442629
-------------------------------        ----------------------------
(State or other jurisdiction of        (IRS Employer Identification
incorporation or organization)          Number)

               2038 S. Palm St., #462 Las Vegas, Nevada  89104
           -----------------------------------------------------
           (Address of principal executive offices)   (Zip Code)

                 Issuer's telephone number (702) 471-7106
                                           --------------

     Securities to be registered under section 12(b) of the Act:

     Title of Each Class            Name on each exchange on which
     to be registered               each class is to be registered

     --------------------------    --------------------------------

     --------------------------    --------------------------------

Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 15,000,000 shares authorized, 2,027,700 issued and outstanding as of March 31, 2001. Preferred
Stock, $0.001 par value per share, 10,000,000 shares authorized and none issued nor outstanding as of March 31, 2001.

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



FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

Foxy Jewelry, Inc., a new e-Commerce company ("foxyjewelry.com") or ("Foxy") or the ("Company") or the ("Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may,"
"will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: trends affecting the Company's financial condition or results of: (i) operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Internet and Internet commerce; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on continued growth in the use of the Internet, the Company's inexperience with the Internet, potential fluctuations in quarterly operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

           INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................  4
Item 3.  Description of Property.................................. 15
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 16
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 17
Item 6.  Remuneration of Directors and Executive
         Officers................................................. 18
Item 7.  Certain Relationships and Related Transactions........... 18
Item 8.  Description of Securities................................ 19
Part II  ......................................................... 20

Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 20
Item 2.  Legal Proceedings........................................ 21
Item 3.  Recent Sale of Unregistered Securities................... 21
Item 4.  Description of Securities................................ 22
Item 5.  Indemnification of Directors and Officers................ 23

Part F/S ......................................................... 24

Item 1.  Financial Statements..................................... 24
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure.....................  24

Part III ........................................................  26

Item 1.  Index to Exhibits.......................................  26
Item 2.  Description of Exhibits.................................  26
         Signatures..............................................  27


The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto appearing elsewhere in this Registration. Except where the context otherwise requires, all references in this Registration to (a) the "Registrant" or the "Company" or "Foxy Jewelry, Inc." refer to Foxy Jewelry, Inc., a Nevada corporation, (b) the "Web" refer to the World Wide Web and (c) the "site" refer to the Company's Web site.

                                PART I

Item 1. Description of Business.

A.  Business Development, Organization and Acquisition Activities

Foxy Jewelry, Inc., a Nevada Corporation ("foxyjewelry.com") or ("Foxy") or the ("Company") or the ("Registrant") is a development stage company, which was incorporated December 12, 1997. The Company was originally going to be involved in the acquisition of rental properties. Although there was some effort to conduct real estate business during this time there were no transactions or agreements during this period. On June 7, 1998, Mike Fox took control of the company and changed the name to Foxy Jewelry in order to pursue the current business plan.

The Company was organized December 12, 1997 as The Business Inn. The Company began activities to acquire hotel and apartment complex properties. The company was unsuccessful in acquiring any property or conduct any business. In June 1998, the company decided to go into the jewelry business. In June 1999, the Company began planning to raise funds through a 504 public offering in the State of Nevada. After several months of preparation the Company filed the necessary forms with the State on April 13, 2000. The registration statement became effective 5/31/00. The Company raised approximately $26,000 during their Direct Public Offering
                                                  ----------------------
("DPO") and began configuring a web site to market jewelry on the Internet.
-------
Although there are more improvements anticipated for the site it began in October 2000. The Company's web site is http://www.foxyjewelry.com.

Item 2. Management's Discussion and Analysis or Plan of Operation.

(a) Plan of Operation

(i) As stated in Financial Footnote #5 ("Going Concern") the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. "Without realization of additional capital, it would be unlikely for the Company to continue as a
going concern."   It is, however, the intent of the Company to seek to
raise additional capital via a private placement offering pursuant to Regulation D, 505 or 506.

The Company does not have any preliminary agreements or understandings between the company and its stockholders/officers and directors with respect to loans or financing to operate the company. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

As of April 30, 2001, the Company has yet to generate any revenues. In addition, the Company does not expect to generate a profit over the next approximately twelve to twenty-four months.

(ii) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(iii) Management believes that the Company's future growth and success will be largely dependent on its ability to generate traffic to its web site and produce &/or obtain attractive jewelry pieces. There are no expected purchases of plant or significant equipment within this fiscal year.

(iv) The Company is not anticipating any significant changes in the number of employees

B. Business of Issuer

1)  Principal Products, Services and Principal Markets.

a) Custom design jewelry primarily on a retainer basis to customers who have loose stones or have a desire to own a unique one of a kind type of ring, bracelet, necklace, etc. Custom pieces will also be made out of loose stones that the Company will take on consignment from individuals who have these stones and wish to maximize their profit on their resale. These pieces will either be manufactured by the company's own personnel
                                                -----------------------
utilizing company equipment or sub contracted out to other manufacturers.
------------------------------------------------------------------------
Mr. Fox has been trained to design and make jewelry and the Company
-------------------------------------------------------------------
currently has the necessary equipment and tools to create custom designs.
-------------------------------------------------------------------------
Manufacturing to this point has been sub-contracted out.  The equipment
-----------------------------------------------------------------------
necessary for small scale manufacturing would cost the Company approximately
----------------------------------------------------------------------------
$12,500.  The Company may or may not make this investment in equipment
----------------------------------------------------------------------
depending upon future sales and the economics of in house manufacturing.
-----------------------------------------------------------------------
Complications of the pieces and time restraints will also be a factor in
------------------------------------------------------------------------
making that decision.
---------------------

b) The Company will design pieces that the company will produce and then either sell through personal contact, place in jewelry stores on consignment or market on the Company's web site.

c) The Company has established a jewelry and gemstone web site at http:// www.foxyjewelry.com. This site is intended to sell jewelry, gemstones and watches. The products currently on the web site are primarily on consignment to Foxy for resale. There is also custom jewelry designed by the Company on display at the web site to give potential customers an idea of the workmanship and ideas of what might be done on a custom basis.


d) Consignment merchandise is a standard business practice in the jewelry business.. Foxy intents to seek and make arrangements with as many suppliers, commercial and private, as possible under acceptable terms in order to accumulate inventory for sale. This approach preserves the Company's resources while providing maximum opportunity to capitalize on the marketing resources of the Company's web site and affiliations.

e) The logical progression of the Company, if and when the resources and
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reputation of the company warrants, would be to design jewelry that would
-------------------------------------------------------------------------
be produced in large quantities to sell wholesale to jewelry stores, on
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the Internet and or on TV programs.
-----------------------------------

f) The final and ultimate marketing goal of the Company, once the aforementioned marketing methods have achieved success and sufficient funds, is to open a retail store, first in Las Vegas and eventually expand to a chain of retail stores, thereby realizing the dream the Company's president had postulated upon managing his first store for Zales. The fact that the Company is public could help to implement this plan with future offerings.

The Company currently has an agreement with A-1 Jewelry Supply, of Las Vegas Nevada to market gemstones along with new and used jewelry. A-1 has also agreed to give Foxy special pricing on supplies and for manufacturing specialty items for Foxy. (See Exhibit 10 "A-1 Jewelry
                                        ----------------------------
Agreement".)  Foxy is working on establishing other marketing or other
-----------
consignment arrangements that would increase the inventory of pieces that would be available for sale on the Foxy web site. This would primarily be accomplished through existing relationships of customers, retail jewelry stores, wholesale jewelry stores and the expansion of the Company's web site at http://www.foxyjewelry.com.


Custom Designed Jewelry
-----------------------

The Company feels there is a market for custom, one of a kind pieces.
Mr. Fox has designed and produced numerous pieces for individuals, giving them a piece that no one else in the world has like it. The customer's pride of ownership in such a jewelry piece commands a much higher price. Management feels the success of this market will be through proper marketing and delivering a product to the customer that he will be proud of. In order for a customer to design a custom jewelry piece using the
     -------------------------------------------------------------------
Company's loose gemstones, the web site currently has the following stones
--------------------------------------------------------------------------
to choose from:  Amethyst, Diamond, emerald, garnet, peridot, ruby,
-------------------------------------------------------------------
sapphire, tanzanite and topaz. . The Company can direct a potential client
------------------------------
to the web site in order to give him a visual presentation of what is available and possible. Involving the customer in the process of creating a unique ring (or other type of jewelry) specifically for them gives them the satisfaction that they have "designed" this ring just for their significant other or themselves.

Management feels this market will best be found through satisfied customers and word of mouth. It is managements experience so far that people tend to brag about the piece "they designed" to their friends and consequently refer business during such a conversation.

     The Company's president has developed relationships with a number of jewelry stores around the Las Vegas Area, South Dakota and in Texas.
He has a very good working relationship with a jewelry manufacturer/ school. These contacts will be utilized in all aspects of the development,
manufacture and marketing of the Company's products.      The Company has a
web site at http://www.foxyjewelry.com that     will be developed to
displays the Company's products.
       -

Mass Produced Jewelry
---------------------

As the Company's sales and reputation expands it would be the intent to produce a line of mass produced jewelry pieces. There are several elements that would need to be in place to accomplish this objective.
At this time the Company has not produced any designs that would lend itself well to mass production. There are several considerations that would need to be in place for a product to be considered for this effort.

1) A supply of gemstones that would be of consistent quality, cut, clarity and size as to allow a design and manufacturing to be accomplished economically. The company has examined several quantities of material with this possibility in mind. As of yet, management has not found such a supply of material that would meet the needs of the company's criteria. Management will continue to examine material, as it becomes available to find the right goods to accomplish a line of product to mass-produce.

2) It will also be necessary for the company to have a number of jewelry stores approve of the initial design and commit to a purchase of a quantity of pieces before the Company would commit to go into production.

3) Financing may be necessary if a particular product line consists of more resources than the company may have immediately available. This could be through bank lines of credit, private loans or further equity financing. This may not be available to the company under the terms and conditions that would be favorable to the company to accomplish this goal.

4) A manufacturer would need to be retained who was capable of producing the Company's product in the quantity, quality and of the proper design specifications demanded by the Company at a price that would give the Company a sufficient profit. This may be a domestic firm or could be accomplished over seas. There can be no guarantee that such an arrangement could be made with a manufacturer that would allow the Company to accomplish this goal.

These products would be placed for sale on the Company's web site at http://www.foxyjewelry.com. The company will also pursue the possibility of auctioning off these pieces at auction site on the web and through TV jewelry shows.

2) ANTICIPATED LOSSES FOR THE FORESEEABLE FUTURE

The Company has prepared audited financial statements as of March 31, 2001, reporting that the Company is in its developmental stages. Its ability to continue to operate as a going concern is fully dependent upon the Company obtaining sufficient financing to continue its development and operational activities. The ability to achieve profitable operations is in direct correlation to the Company's ability to raise sufficient financing. Accordingly, management believes the Company's continued existence, future expansion, and ultimate profitability is fully dependent upon raising sufficient proceeds from future offerings. It is important to note that even if the appropriate financing is received, there is no guarantee that the Company will ever be able to operate profitably or derive any significant revenues from its operation. The Company could be required to raise additional financing to fully implement its business plan.

3) NEED FOR ADDITIONAL CAPITAL

As of March 31, 2001 the Company had working capital of $9,351. The Company may need additional capital to fully implement its business plan.

If the company is successful, the need for additional funds will be derived somewhat from internal revenues and earnings, however, the vast majority may be received from future stock offerings. These future offerings could significantly dilute the value of any previous investor's investment value.

The Company fully anticipates that the proceeds from the sale of all the Common Shares sold in the offering will be sufficient to provide for the Company's capital need for the next twelve months. If the capital needs are greater than expected, the Company will be required to seek other sources of financing. No guarantees can be given that other financing will be available, if required, or if available, will be on terms and conditions satisfactory to management. The above outlined capital problems which could significantly affect the value of any Common Shares that are sold to the public and could result in the loss of an investor's entire investment.

4) Dependence on Continued Growth and Viability of the Internet

The Company's future success is substantially dependent upon continued growth in the use of the Internet. To generate product sales, advertising sales, etc. the Internet's recent and rapid growth must continue, and e-Commerce on the Internet must become widespread. None of these can be assured. The Internet may prove not to be a viable commercial marketplace. Additionally, due to the ability of consumers to easily compare prices of similar products or services on competing Web sites, gross margins for e-Commerce transactions may narrow in the future and, accordingly, the Company's revenues from e-Commerce arrangements may be materially negatively impacted. If use of the Internet does not continue to grow, the Company's business, results of operations and financial condition would be materially and adversely affected. Additionally, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that its technical infrastructure will continue to be able to support the demands placed upon it. The necessary technical infrastructure for significant increases in e-Commerce, such as a reliable network backbone, may not be timely and adequately developed. In addition, performance improvements, such as high-speed modems, may not be introduced in a timely fashion. Furthermore, security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit card numbers, may remain. Issues like these could lead to resistance against the acceptance of the Internet as a viable commercial marketplace. Also, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services could result in slower response times and adversely affect usage of the Internet. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.

The Internet may not be commercially viable in the long term for a Number Of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. To the extent that the Internet continues to experience significant growth in the number of users, their frequency of use or their band width requirement, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and adversely affect usage of the Internet and other online services generally and Foxy Jewelry, Inc. in particular. If use of the Internet and other online services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur, or if the Internet and other online services do not become a viable commercial marketplace, the Company's business, results of operations and financial condition would be adversely affected.

5) Risk of System Failures

The Company's ability to facilitate trade successfully and provide high quality customer service, depends on the efficient and uninterrupted operation of its computer and communications through its designated Internet Service Provider (ISP). These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. The Company does not have fully redundant systems, a formal disaster recovery plan or alternative providers of hosting services and does not carry business interruption insurance to compensate it for losses that may occur. Despite any precautions taken by, and planned to be taken by the Company, the occurrence of a natural disaster or other unanticipated problems with its ISP could result in interruptions in the services provided by the Company.

In addition, the failure by the ISP to provide the data communications capacity required by the Company, as a result of human error, natural disasters other operational disruption, could result in interruptions in the Company's service. Any damage to or failure of the systems of the Company could result in reductions in, or terminations of, the Foxy Jewelry service, which could have a material adverse effect on the

Company's business, results of operations and financial condition.  In the case of frequent or frequent or persistent system failures, the Company's reputation and name brand could be materially adversely affected. Although the Company has implemented certain network security measures, the Company and its IPS are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions,
which could lead to interruptions, delays, or the loss of data      or the
                                           ------
inability to complete customer auctions     .  In addition, although the
Company works to prevent unauthorized access to Company data, it is impossible to eliminate this risk completely. The occurrence of any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

6) Competition:

The jewelry industry in Las Vegas is primarily made up of independent jewelry stores and a few national chains. A few of these stores have the ability to make custom jewelry for a customer, but most do not or they send the piece out to another "manufacturer." Several of these local stores have been aggressively marketing their products for many years. While the market for jewelry and specialty pieces through retail markets remains fragmented, the Company also competes with nationally recognized name brands, television stations that sell jewelry and a growing number of jewelry "stores" on the Internet. These competitors have substantially greater financial, marketing and other resources than the Company. Other competitors, some of whom may have greater financial and other resources than the Company, may also enter the markets in which the Company currently operates or intends to expand. Although the Company believes it can be successful in developing its niche market to specific groups of people who prefer the custom or unique piece and the general market through the internet there can be no assurance that the Company will be successful in doing so.

The market for providing jewelry to consumers over the Internet is relatively new, rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially-available software. The Company will potentially compete with a number of other companies marketing their financial products/services over the Internet. This would not preclude other companies from taking the same approach to market similar products and services in the same manner, if this did happen, it could have a material adverse effect on the Company's business, results of operations and financial condition.

Therefore, certain of the Company's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Web site and systems development than the Company or may try to attract traffic by offering services for free. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brands. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service. Certain Web-based applications that direct Internet traffic to certain Web sites may channel users to services that compete with the Company. Although the Company plans to establish arrangements with online services and search engine companies, there can be no assurance that these arrangements will be renewed on commercially reasonable terms or that they will otherwise bring traffic to the Foxyjewelry.com WEB site. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company substantial fees for inclusion. Any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.


7) Potential Fluctuations in Operating Results; Quarterly Fluctuations

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. See "--Limited Operating History." As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition.

There can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial condition. In addition to selling its brands, the Company's strategy is to generate additional revenues through e-Commerce arrangements including placing other companies advertisements on the company's
Web site. There can be no assurance that the Company will receive any material amount of revenue under these agreements in the future. The foregoing factors, in some future quarters, may lead the Company's operating results to fall below the expectations.

8) Risk Of Capacity Constraints And Systems Failures

A key element of the Company's strategy is to generate a volume of user traffic to its Web site. The Company's ability to attract customers and to achieve market acceptance of its products depends significantly upon the performance of the Company and its network infrastructure (including its server, hardware and software). Any system failure that causes interruption or slower response time of the Company's products and services could result in less traffic to the Company's Web site and, if sustained or repeated, could reduce the attractiveness of the Company's products. An increase in the volume of user traffic could strain the capacity of the Company's technical infrastructure, which could lead to slower response time or system failures, and could adversely affect the delivery of the number of impressions that are owed to advertisers and thus the Company's advertising revenues. In addition, as the number of Web pages on and users of Foxjewelry.com increase, there can be no assurance that the Company and its technical infrastructure will be able to grow accordingly, and the Company faces risks related to its ability to scale up to its expected customer levels while maintaining superior performance. Any failure of the Company's server and networking systems to handle current or higher volumes of traffic would have a material adverse effect on the Company's business, results of operations and financial condition. The Company is also dependent upon third parties to provide potential users with Web browsers and Internet and online services necessary for access to the site. In the past, users have occasionally experienced difficulties with Internet and online services due to system failures, including failures unrelated to the Company's systems.
Any disruption in Internet access by third parties could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the Company is dependent on hardware suppliers for prompt delivery, installation and service of equipment used to deliver the Company's products and services. The Company's operations are dependent in part upon its ability to protect its operating systems against damage from human error, fire, floods, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have redundant, multiple-site capacity in the event of any such occurrence. The Company's servers are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. The occurrence of any of these events could result in the interruption, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company's reputation could be materially and adversely affected.

9) Risks Associated With New Services, Features and Functions

There can be no assurance that the Company would be able to expand its operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new business launched by the Company that is not favorably received by consumers could damage the Company's reputation and diminish the value of its brand name. Expansion of the Company's operations in this manner would also require significant additional expenses and development, expanded operations could strain the Company's management, financial and operational resources. The lack of market acceptance of the Company's products would result in the Company's inability to generate satisfactory revenues and its inability to offset their costs could have a material adverse effect on the Company's business, results of operations and financial condition.

10) Online Commerce Security Risks

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Foxy Jewelry, Inc. plans to accept credit cards for purchases of its products. The Company will rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data.

If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation and, therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the Company involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition.

11) Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company would acquire businesses, technologies, services or product(s) that the Company believes are strategic.

The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product(s) into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any future acquisitions of other businesses, technologies, services or product(s) might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

12) Risks Associated With International Operations

A component of the Company's strategy is to offer its products online to international customers. Expansion into the international markets will require management attention and resources. The Company has limited experience in localizing its service, and the Company believes that many of its competitors are also undertaking expansion into foreign markets. There can be no assurance that the Company will be successful in expanding into international markets. In addition to the uncertainty regarding the Company's ability to generate revenues from foreign operations and expand its international presence, there are certain risks inherent in doing business on an international basis, including, among others, regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, different accounting practices, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely affect the success of the Company's international operations. To the extent the Company expands its international operations and has additional portions of its international revenues denominated in foreign currencies, the Company could become subject to increased risks relating to foreign currency exchange rate fluctuations. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations and financial condition.

12) Number of total employees and full time employees

Initially the company's President will be the only employee and that will be on a part time basis and increasing as necessitated by business. The company's Vice -President will do bookkeeping and such on an as needed basis.

     13) Other

As stated in Financial Footnote #5 ("Going Concern") the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. "Without realization of additional capital, it would be unlikely for the Company to continue as a
going concern."   It is, however, the intent of the Company to seek to
raise additional capital via a private placement offering pursuant to Regulation D, 505 or 506.

The Company does not have any preliminary agreements or understandings between the company and its stockholders/officers and directors with respect to loans or financing to operate the company. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

As of April 30, 2001, the Company has yet to generate any revenues. In addition, the Company does not expect to generate a profit over the next approximately twelve to twenty-four months.

(ii) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(iii) Management believes that the Company's future growth and success will be largely dependent on its ability to generate traffic to its website and produce &/or obtain attractive jewelry pieces.

C.  Segment Data

As of April 30, 2001, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.


Item 3. Description of Property.

A.  Description of Property

The Company's corporate headquarters are located at: 2038 S. Palm Street, #462 Las Vegas, Nevada 89104. The office space is provided by the officer of the Company (Michael Fox) at no cost to the Company.

B.  Investment Policies

The Company does not currently own and the Company has not made any investments in real estate, including real estate mortgages, and the Company does not intend to make such investments in the near future.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

A.  Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.


                                            Date     Shares       %of
Name(1)            Type         Title      Acquired  Now Held     Total
- -------------------------------------------------------------------------
Mike Fox(2)      Common      President   06/07/98     600,000    29.59%
Mike Fox(2)      Common      President   09/01/98     400,000    19.73%
Cleone Bickers   Common      Vice-President 06/23/2000 400         .02%

----------------------------------------------------------------------
All Executive Officers and
    Directors as a Group (2 person)                1,000,400    49.34%


(1) Foxy Jewelry, Inc., 2038 S. Palm St.#462 Las Vegas, Nevada.

(2) Mr. Fox is the President and Director of the Company and acquired 600,000 on June 7, 1998 from the Company's incorporating shareholder and he purchased an additional 400,000 from the Company on September 1, 1998 in exchange for inventory valued at $500.

B.  Persons Sharing Ownership of Control of Shares

No persons other than Mike Fox, President/CEO own shares or the power to vote five percent (5%) or more of the Company's securities.

C.  Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D.  Options, Warrants and Rights

There are no options, warrants or rights to purchase securities of the Company.

E.  Parents of Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

The names, ages and positions of the Company's directors and executive officers are as follows:


Name                         Age              Position
---------                    ------           ----------
Mike Fox(1)                  42              President, CEO
                                              Director,
                                              & Chairman of the Board

Cleone Bickers                69              Vice-President

</TABLE

(1)  Mr. Fox has held the above offices since June 7th, 1998.  The term
------------------------------------------------------------------------
of office for these positions is one year and he has served for 3 terms
------------------------------------------------------------------------
or 3 years.
-----------

B.  Family relationships

Cleone Bickers is the aunt of Michael Fox.

C.  Work Experience

Mike Fox, is the President, Secretary, Treasurer, and a Director of the Company. He has been the Director of Operations with Shelter Software
Products, LLC, Las Vegas since January 1999. Between June 1998 and
January 1999 he attended jewelry manufacturing school in preparation for his tenure with the Company. Prior to that he was Property Manager for a Multi - Unit property with McKellar Development Inc., from Aug 1995 to
June 1998 in Las Vegas, Nevada. Before that he managed the Continental Hotel and Casino from 1989 to June 1995. From December 1987 to June 1989 he worked with McKellar.

In his Jewelry career he was a member of the International Jeweler's
Design; Southwestern Jeweler's Association and the Diamond "Z" Club.
Mike worked from August, 1978 to August 8, 1984 at Zales Corporation,
Yankton, South Dakota as a store manager and from July, 1986 to December,
1987 with Cohen Jewelry, Lexington, Kentucky as the Assistant to the
President.  His accomplishments include achieved status in the Diamond
Key Club (an intra store sales recognition for achieving specific
         --------------------------------------------------------
performance in diamond sales.  He ranked in the top ten percent of Zales
-----------------------------
Jewelers Gold Club an intra store sales recognition for achieving specific
                   -------------------------------------------------------
performance in gold chain sales).  He was Zales Jewelers Youngest Store
---------------------------------  ------
Manager in Zales' history as of 1984, he developed and MC-ed the radio
                          ----------
show "Dr. Diamond."     August, 1984 to July 1986, he worked at American
Energy Brokers



                                   17


Until the business expansion warrants additional time, Mr. Fox will be devoting about 15 hour per week to the Company.

Cleone Bickers is the Company's Vice President. She has managed real estate/storage businesses for approximately the last eight (8) years.

Cleone Bickers is Mike Fox's aunt and will devote such time to the Company's business as needed in assisting the President which is expected to average about 2 hours per week.


D.   Involvement on Certain Material Legal Proceedings During the Last
     Five Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.


Item 6. Remuneration of Directors and Executive Officers.

(1)  Compensation of Executive Officers

Until the Company can generate a profit on a regular basis, the Company does not plan to pay its Officers.

(2)  Compensation of Directors

The Company's only director (Mike Fox) has received no compensation.  The
Company has provided no benefits in connection with the conduct of the Company's business. It is anticipated that there will be no cash remuneration to the officers and directors until such time as there are sales of products and cash flow at which time the Company will negotiate employment contracts with the key executives and directors that would be commensurate to other similar corporate positions..

Item 7. Certain Relationships and Related Transactions.

By Board Resolution, the Company hired the professional services of G.Brad
Beckstead, Certified Public Accountant, to perform audited financials for the Company. Mr. Beckstead owns no stock in the Company. The company has no formal contracts with its CPA, who is paid on a fee-for-service basis.

                                   18

Item 8. Description of Securities.

Common Stock

The Company's Articles of Incorporation authorizes the issuance of 15,000,000 shares of common stock, with a par value of $.001 per share.
As of this date, there are 2,027,700 shares of Common Stock issued and outstanding.

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefore. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share, pro rata, in all assets remaining after payment in full of all Company liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

The Company's Articles of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, with a par value of .001 per share.
As of this date, there were, no shares of preferred stock issued and outstanding.

                                   19


                                 PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and
Related Stockholder Matters.

A.  Market Information

(1)  The common stock of the Company is currently not traded on the OTC
Bulletin Board or any other formal or national securities exchange.  There
Is no trading market for the Company's Common Stock at present and there has been no trading market to date. The Company has submitted a 15c 211 to a market maker for submission to the OTC Bulletin Board for trading approval.
In addition, being a start-up, there is no fiscal history to disclose.

(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's Common Stock.

  (ii) There is currently no common Stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

  (iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.   Dividends

The Company has never paid or declared any dividend on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

C. Holders

All holders of outstanding Common Shares are equal to each other with respect to voting and dividend rights and are equal to each other with respect to liquidation rights. Special meetings of the stockholders may be called by the officers, directors or upon the request of a majority of the stockholders. In the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the stockholders. Holders of outstanding Common Shares have no preemptive, conversion or redemptive rights. All of the issued and outstanding Common Shares, when offered and sold will be duly authorized, validly issued, fully paid and non-assessable. To the extent that additional Common Shares of the Company are issued, the relative interests of the then existing stockholders may be diluted.


                                    20



D.  Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.  Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is: Standard Transfer & Trust Company, Inc., 9030 W. Sahara, #529,
Las Vegas, NV  89117, (702) 212-3493.

 .
Item 2.   Legal Proceedings

The Company does not have any legal liabilities, past or present that could cause harm to the Company and its shareholders in the future of which management is aware.

Item 3.  Recent Sale of Unregistered Securities

On December 12,1997, the Company issued 1,000,000 shares of it $0.001 par value common stock to its director and incorporator Roger Ellsworth in
                                                    ---------------
exchange for services valued at $1,000.  These services included
                                         -----------------------
incorporating the Company in the State of Nevada and paying the relevant
------------------------------------------------------------------------
fees.
-----

On June 7, 1998 the incorporator, Mr. Ellsworth sold 600,000 shares of
                                  -------------
    their      his personally owned common stock to     the Company's
               --------------------
President      Mr. Fox.
               --------

On September 1, 1998 the Company issued 400,000 shares of it $0.001 par
value common stock to     its President       Mr. Fox in exchange for
                                              -------
inventory valued at $500.

On December 1, 1999 two additional shareholders purchased 50,000 shares each for $1,000 (or 2 cents/share). These funds were used to further the Company's efforts in pursuing a public offering.

The Company was issued a permit to sell securities to the public in the State of Nevada pursuant to Nevada Revised Statues Chapter 90.490. This offering (hereinafter referred to as the "Offering") was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1933 (the "Act"), as amended, pursuant to regulation D, Rule 504, of the Act. The Company sold five hundred twenty-seven thousand seven hundred (527,700) shares of it $0.001 par value common stock of the Company during the Offering to approximately 90 shareholders in the State of Nevada at $0.05 per share for total cash of $26,385. The
Offering was closed July 28, 2000. The Company filed an original Form D with the Securities and Exchange Commission.



                                   21

There have been no other issuances of common or preferred stock. These are the Company's only significant capitalization events to date.

As of March 31 2001, the Company has 2,027,700 shares of common stock issued and outstanding held by 90 shareholders of record.

Item 4.  Description of Securities

A.  Common Stock

(1)  Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors.
The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this registration statement.




                                   22


(2)  Potential Liabilities of Common Stockholders to State and Local
     Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.  Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

C.  Other Securities To Be Registered

The Company is not registering any security other than its Common Stock.


Item 5.  Indemnification of Directors and Officers

THE ARTICLES TEN AND ELEVEN OF THE ARTICLES OF INCORPORATION AND THE
BY-LAWS OF THE COMPANY PROVIDE FOR INDEMNIFICATION OF EMPLOYEES AND
OFFICERS IN CERTAIN CASES.  INSOFAR AS INDEMNIFICATION FOR LIABILITIES
ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS,
OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING
PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE
SECURTIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST
PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                   23

                                PART F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

 a) Foxy Jewelry, Inc.
    Report of G. Brad Beckstead, CPA

 b) Year-end audited Financial Statements through December 31, 2000.
 -------------------------------------------------------------------
    The Company has selected December 31 as its fiscal year end.
    ------------------------------------------------------------

 c) Audited Interim Financial Statements are provided through March 31, 2001.
 ----------------------------------------------------------------------------

 d) Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time.

 e) Pro-forma Financial Information is not provided at this time as it is not applicable at this time.

Item 2.  Changes in and Disagreements with Accountants on Accounting and
         Financial Disclosure.

         None -- Not Applicable.


                                    24

                               TABLE OF CONTENTS
                               -----------------

                                                               PAGE
                                                               ----
Independent Auditor's Report                                   F-1

Balance Sheet                                                  F-2

Statement of Operations                                        F-3-4

Statement of Stockholders' Equity                              F-5

Statement of Cash Flows                                        F-6-7

Footnotes                                                      F-8-13








                                  25

G. BRAD BECKSTEAD
---------------------------
Certified Public Accountant

                                                       330 E. Warm Springs
                                                      Las Vegas, NV  89119
                                                              702.528.1984
                                                       425.928.2877 (efax)

                   INDEPENDENT ACCOUNTANT'S REVIEW REPORT
                   --------------------------------------

April 30, 2001

Board of Directors
Foxy Jewelry, Inc.
Las Vegas, NV

I have audited the Balance Sheets of Foxy Jewelry, Inc. (the "Company")
(A Development Stage Company), as of March 31, 2001 and December 31, 2000, and the related Statements of Operations, Stockholders' Equity, and Cash
Flows for the three months ended March 31, 2001, year ended December 31, 2000, and the period December 12, 1997 (Date of Inception) to March 31,
2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foxy Jewelry, Inc. (A
Development Stage Company) as of March 31, 2001 and December 31, 2000, and the results of its operations and cash flows for the three months ended
March 31, 2001, year ended December 31, 2000, and the period December 12,
1997 (Date of Inception) to March 31, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ G. Brad Beckstead
----------------------
G. Brad Beckstead, CPA

                                      F-1


                             Foxy Jewelry, Inc.
                       (a Development Stage Company)
                                Balance Sheet



BALANCE SHEET

                                       March 31,             December 31,
                                         2001                   2000
                                       ---------             ------------
Assets

Current assets:
  Cash                                 $  9,351                $ 10,975
  Inventory                               4,470                   3,300
                                       --------                --------
    Total current assets                 13,821                  14,275

  Web development costs, net              2,650                   2,850
                                       --------                --------
                                       $ 16,471                $ 17,125
                                       ========                ========

Liabilities and Stockholder's Equity

Current liabilities:                   $      -                $      -
                                       --------                --------
    Total current liabilities                 -                       -
                                       --------                --------
Stockholder's equity:

  Preferred stock, $0.001 par value,
    10,000,000 shares authorized,
    no shares issued and outstanding          -                       -

  Common stock, $0.001 par value,
    15,000,000 shares authorized,
    2,027,700 shares issued and
    outstanding                           2,028                   2,028
  Additional paid-in capital             27,857                  27,857
  Deficit accumulated during
    development stage                   (13,414)                (12,760)
                                       --------                --------
                                         16,471                  17,125
                                       --------                --------
                                       $ 16,471                $ 17,125
                                       ========                ========


The accompanying notes are an integral part of these financial statements.

                             Foxy Jewelry, Inc.
                      (a Development Stage Company)
                          Statement of Operations


STATEMENT OF OPERATIONS

                                Year ending   Year ending    December 12, 1997
                                December 31   December 31,    (Inception) to
                                    2000        1999          March 31, 2001
                                -----------   ------------   ---------------
Revenue                                $      -      $       -     $       -

Expenses:
  General and administrative
      expenses                           10,600            510        13,064
  Amortization                              150              -           350
                                      ---------      ---------      --------
    Total expenses                       10,750           (510)       13,414

Net (loss)                            $ (10,750)     $ (10,750)    $ (13,414)
                                      ==========     ==========    =========
Weighted average number of
  common shares outstanding           2,027,700      1,675,900     1,745,334
                                      =========     ===========    =========
Net (loss) per share                  $ (0.01)     $   (0.00)     $   (0.01)
                                     =========     ==========     ==========


The accompanying notes are an integral part of these financial statements.

                              Foxy Jewelry, Inc.
                       (a Development Stage Company)
                   Statement of Operations (Continued)


STATEMENT OF OPERATIONS (CONTINUED)

                                            3 months          3 months
                                             ending             ending
                                          March 31, 2001     March 31, 2000
                                          -------------      --------------
Revenue                                   $      -           $       -

Expenses:
  General and administrative
      expenses                                 454               1,000
  Amortization                                 200                   -
                                         ---------           ---------
    Total expenses                             654               1,000

Net (loss)                                $   (654)           $ (1,000)
                                          ==========          =========
Weighted average number of
  common shares outstanding               2,027,700           1,675,900
                                          ==========          =========
Net (loss) per share                      $  (0.00)           $  (0.00)
                                          ==========          =========


The accompanying notes are an integral part of these financial statements.

                              Foxy Jewelry, Inc.
                      (a Development Stage Company)
                 Statement of Changes in Stockholder's Equity
       For the Period December 12, 1997 (Inception) to March 31, 2001

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                                                      Deficit
                                                    Accumulated
                           Common Stock    Additional  During       Total
                                           Paid-in   Development Stockholders
                         Shares    Amount  Capital      Stage       Equity
                         ------    ------  ---------- ----------- ----------
Shares issued
  for services          1,000,000 $ 1,000  $    -       $     -  $   1,000
Net (loss)
  December 12, 1997
  (inception) to
  December 31, 1997                                      (1,200)    (1,200)
                       ----------------------------------------------------
Balance,
  December 31, 1997     1,000,000   1,000       -        (1,200)      (200)
Shares issued
  in exchange
  for inventory           400,000     400     100                      500
Net (loss)
  year ended
  December 31, 1998                                        (300)      (300)
                       ----------------------------------------------------
Balance,
  December 31, 1998     1,400,000   1,400     100        (1,500)         -
Shares issued
  for cash                100,000     100   1,900                    2,000
Net (loss)
  year ended
  December 31, 1999                                        (510)      (510)
                       ----------------------------------------------------
Balance,
  December 31, 1999     1,500,000   1,500     2,000      (2,010)     1,490
Shares issued pursuant
  To Rule 504 offering    527,700     528    25,857                 26,385
Net (loss)
  year ended
  December 31, 2000                                      (10,750)  (10,750)
                       ----------------------------------------------------
Balance,
  December 31, 2000     2,027,700   2,028    27,857      (12,760)   17,125
Net (loss)
  period ended
  March 31, 2001                                            (654)     (654)
                       ----------------------------------------------------
Balance,
  March 31, 2001       2,027,700 $ 2,028  $ 27,857     $ (13,414) $ 16,471
                       ====================================================

The accompanying notes are an integral part of these financial statements.

                             Foxy Jewelry, Inc
                     (a Development Stage Company)
                          Statement of Cash Flows


STATEMENT OF CASH FLOWS

                                Year ending   Year ending   December 12, 1997
                                 December 31,  December 31,   (Inception) to
                                    2000          1999        March 31, 2001
                               --------------  ------------ ----------------
Cash flows from operating
   activities
Net (loss)                            $(10,750)  $    (510)    $ (13,414)
Amortization                               150           -           350
Shares issued for services                  -            -         1,500
Adjustments to reconcile net
  (loss) to net cash used by
  operating activities:
    (Increase) in inventory             (3,300)          -        (4,470)
                                      -----------------------------------
Net cash used by operating activities  (13,900)       (510)      (16,034)

Cash flows from investing activities
  Website development costs             (3,000)          -        (3,000)
                                      -----------------------------------
Net cash used by investing activities   (3,000)          -        (3,000)

Cash flows from financing activities
  Common stock                          26,385       2,000        28,385
                                      ----------------------------------
Net cash provided by
  financing activities                  26,385       2,000        28,385
                                      ----------------------------------
Net increase in cash                     9,485       1,490         9,351

Cash - beginning                         1,490           -             -
                                      ----------------------------------
Cash - ending                         $ 10,975   $   1,490      $  9,351
                                      ==================================
Supplemental disclosures:
  Interest paid                       $      -   $       -      $      -
                                      ==================================
  Income taxes paid                   $      -   $       -      $      -
                                      ==================================
Non-cash investing and
   financing activities:
      Number of shares issued
      for services and inventory             -           -     1,400,000
                                      ==================================


The accompanying notes are an integral part of these financial statements.

                               Foxy Jewelry, Inc
                       (a Development Stage Company)
                    Statement of Cash Flows (Continued)


STATEMENT OF CASH FLOWS (CONTINUED)

                                            3 months          3 months
                                             ending             ending
                                          March 31, 2001     March 31, 2000
                                          -------------      --------------
Cash flows from operating
   activities
Net (loss)                                $   (654)          $  (1,000)
Amortization                                   200                   -
Shares issued for services                       -                   -
Adjustments to reconcile net
  (loss) to net cash used by
  operating activities:
    (Increase) in inventory                 (1,170)                  -
                                          -----------------------------
Net cash used by operating activities       (1,624)             (1,000)

Cash flows from investing activities
  Website development costs                      -                   -
                                          -----------------------------
Net cash used by investing activities            -                   -

Cash flows from financing activities
  Common stock                                   -                   -
                                          -----------------------------
Net cash provided by
  financing activities                           -                   -
                                          -----------------------------
Net increase in cash                        (1,624)             (1,000)

Cash - beginning                            10,975               1,490
                                          -----------------------------
Cash - ending                             $  9,351             $   490
                                          =============================
Supplemental disclosures:
  Interest paid                           $      -             $      -
                                          =============================
  Income taxes paid                       $      -             $      -
                                          =============================
Non-cash investing and
   financing activities:
      Number of shares issued
      for services and inventory                 -                    -
                                          =============================


The accompanying notes are an integral part of these financial statements.

                                Foxy Jewelry, Inc.
                        (a Development Stage Company)
                                    Notes


Note 1 - Summary of significant accounting policies

Organization
------------

The Company was organized December 12, 1997 (Date of Inception) under the laws of the State of Nevada, as Foxy Jewelry, Inc. The Company has insignificant operations as a jewelry designer and manufacturer and, in accordance with SFAS #7, the Company is considered a development stage company.

Use of estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents
-------------------------

For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

Inventory
---------

Inventories are stated at the lower of cost (based on the first- in, first-out method) or market and consists principally of jewelry held for retail.

Revenue recognition
-------------------

The Company recognizes revenue on the accrual basis.

Advertising Costs
-----------------

The Company expenses all costs of advertising as incurred. There were no advertising costs included in general and administrative expenses as of March 31, 2001 or December 31, 2000.

                                Foxy Jewelry, Inc.
                        (a Development Stage Company)
                                    Notes


Website Development Costs
-------------------------

The website will comprise multiple features and offerings that are currently under development, and it is anticipated that the offerings will require future development and refinement. In connection with the development of its website, the Company will incur external costs for hardware, software, and consulting services, and internal costs for payroll and related expenses of its technology employees directly involved in the development. All hardware costs will be capitalized. Purchased software costs will be capitalized in accordance with Statement of Position 98-1 Accounting for the costs of Computer Software Developed or Obtained for Internal Use. All other costs will be reviewed for determination of whether capitalization or expense as product development cost is appropriate.

Fair value of financial instruments
-----------------------------------

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2001 and December 31, 2000. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Impairment of long lived assets
-------------------------------

Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at March 31, 2001 or December 31, 2000.

Earnings per share
------------------

The Company follows Statement of Financial Accounting Standards No. 128. "Earnings Per Share" ("SFAS No. 128"). Basic earning per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earning per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti- dilutive they are not considered in the computation.

                                Foxy Jewelry, Inc.
                        (a Development Stage Company)
                                    Notes


Segment reporting
-----------------

The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income taxes
------------

The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

                                Foxy Jewelry, Inc.
                        (a Development Stage Company)
                                    Notes



Recent pronouncements
---------------------

The FASB recently issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and
Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company does not expect SFAS No. 133 to have a material impact on earning s and financial position.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the company's revenue recognition policies.

Note 2 - Web development costs

The Company has developed a website costing $3,000 and recorded amortization expense in the amount of $200 during the three month period ended March 31, 2001, and $150 during the year ended December 31, 2000.

Note 3 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No.
109"), which requires use of the liability method.   SFAS No.  109 provides
that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

                                Foxy Jewelry, Inc.
                        (a Development Stage Company)
                                    Notes



The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

           U.S federal statutory rate      (34.0%)
           Valuation reserve                34.0%
                                           ------
           Total                               -%
                                           ======

As of March 31, 2001, the Company has a net operating loss carryforward of approximately $13,000 for tax purposes, which will be available to offset future taxable income. If not used, this carryforward will expire in 2021. The deferred tax asset relating to the operating loss carryforward of approximately $4,000 has been fully reserved at March 31, 2001.

Note 4 - Stockholder's equity

The Company is authorized to issue 10,000,000 shares of it $0.001 par value preferred stock and 15,000,000 shares of its $0.001 par value common stock.

During the year ended December 31, 1997, the Company issued 1,000,000 of its $0.001 par value common stock to its director in exchange for services valued at $1,000.

On September 1, 1998, the Company issued 400,000 of its $0.001 par value common stock to its director in exchange for inventory valued at $500.

On December 1, 1999, the Company issued 100,000 of its $0.001 par value common stock for $2,000 cash.

On August 17, 2000, the Company completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 527,700 shares of its $0.001 par value common stock at a price of $0.05 per share for total cash of $26,385.

There have been no other issuances of common stock.

                                Foxy Jewelry, Inc.
                        (a Development Stage Company)
                                    Notes


Note 5 - Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. As noted above, the Company is in the development stage and, accordingly, has not yet generated revenues from operations. Since its inception, the Company has been engaged substantially in financing activities and developing its product line, incurring substantial costs and expenses. As a result, the Company incurred accumulated net losses from December 12, 1997 (inception) through the period ended March 31, 2001 of $13,414. In addition, the Company's development activities since inception have been financially sustained by capital contributions.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities.

Note 6 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 7 - Related party transactions

The Company does not lease or rent any property. Office services are provided without charge by the Company's director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

                                 Part III

Item 1.  Index to Exhibits (Pursuant to Item 601 of Regulation SB)

EXHIBIT INDEX

The following exhibits are filed as part of this Registration statement with the Securities and Exchange Commission, following Item 601 of Regulation S-B. All exhibits refer to Foxy Jewelry, Inc., unless otherwise indicated.

-------------------------------------------------------------------------
       EXHIBITS
    SEC REFERENCE     TITLE OF DOCUMENT                   LOCATION
        NUMBER
-------------------------------------------------------------------------
         3(a)         Articles of Incorporation*          Previously
                      (Filed on December 12, 1997)        filed
-------------------------------------------------------------------------
         3(b)         Bylaws*                             Previously
                      (Adopted December 19, 1997)         filed
-------------------------------------------------------------------------
         4            Sample Stock Certificate*           Previously
                                                          filed
-------------------------------------------------------------------------
        10            Material Contract                   This filing
                      Right to Sell Agreement
-------------------------------------------------------------------------
        23            Consent of G. Brad Beckstead, CPA*  Previously
                                                          filed
-------------------------------------------------------------------------
        99            Notice of Effectiveness issued by   Previously
                      Nevada Secretary of State*          filed
-------------------------------------------------------------------------
* Previously filed as an exhibit to the Company's Form 10SB12G filed on May 24, 2001.

                              SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Foxy Jewelry Inc.
                                 -------------------
                                    (Registrant)

Date:  July 16, 2001
       -------------

By:  /s/ Michael Fox
     ---------------------
     Michael Fox,
     Chairman of the Board
     President,
     Chief Financial Officer

By:  /s/ Cleone Bickers
     ------------------
     Cleone Bickers
     Vice-President